VIA EDGAR AND COURIER	May 11, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	HLS Systems International Ltd. Registration Statement on Form S-4 File No. 333-132826

Ladies and Gentleman:

On behalf of HLS Systems International Ltd. (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 4 to the Company’s Registration Statement on Form S-4 (No. 333-132826) (the “Registration Statement”), together with all exhibits listed therein as being filed with such amendment.

The courtesy packages that are being provided via courier to Ms. M. Cathey Baker and Mr. Brian Bhandari contain a copy of this letter and two copies of Amendment No. 4 to the Registration Statement (one of which is marked to show changes from Amendment No. 3 to the Registration Statement, as filed with the Commission on February 15, 2007). In addition to disclosure responsive to the Staff’s comments (as discussed below), Amendment No. 4 to the Registration Statement includes financial information with respect to the fiscal year ended December 31, 2006 and other updated information.

The Company thanks the staff of the Commission (the “Staff”) for its thorough review of the Registration Statement and its detailed comments provided in the Staff’s letter dated April 10, 2007 (the “Comment Letter”). We hereby submit the following responses and supplemental information with respect to the Comment Letter. For ease of reference, we have included the text of each of the Staff’s comments followed by the Company’s response. All page references are to pages in Amendment No. 4 to the Registration Statement.

We respectfully request that the Staff review this filing on an expedited basis, since (under the existing terms of its Certificate of Incorporation) Chardan North China Acquisition Corporation needs this registration statement to be declared effective in the next several weeks in order to provide its stockholders with the opportunity to vote on whether they approve the contemplated business combination.

HLS Systems International Page Two

General

1.
We note your statement that “the Gifted Time Stockholders have already approved the stock purchase agreement.” Advise us whether the preferred stockholders of Gifted Time Holdings have taken any action regarding the transaction?

RESPONSE: The Company has revised the prospectus to reflect the fact that only Advance Pacific is a party to the stock purchase agreement. As part of the financing transaction in December 2006, the preferred stockholders of Gifted Time (who were aware of the pending acquisition transaction) were originally added as parties to the stock purchase agreement. Shortly thereafter, the stock purchase agreement was amended to delete the participation of the preferred stockholders and the previous execution of the stock purchase agreement by the preferred stockholders was rescinded by agreement between each preferred stockholder and Chardan. As a result, the preferred stockholders are not subject to any obligation with respect to the acquisition transaction.

2.
We note that Advance Pacific has replaced the seven BVI Companies as the owner of all of the outstanding common stock of Gifted Time. As a result, the continuing use of the term “Gifted Time Stockholders,” see, e.g., page 3, and references to “shareholders in Gifted Time Holdings,” see, e.g., page 38, appears to no longer be appropriate. Please revise accordingly throughout the prospectus.

RESPONSE: The Company has revised the prospectus as requested.

3.
We note also that the various events and transactions in late 2006 significantly modified the circumstances that were previously described. These transactions, which are only summarily described in the current amendment, generally require clarification. We have further comments below.

RESPONSE: The Company has noted the Staff’s comment and has addressed the Staff’s specific comments below.

4.
In addition, it does not appear that the prospectus has been revised throughout to take account of the December 2006 transactions. For example, on page 50, one of the risk factors states that, “Following the share purchase, a limited number of stockholders will collectively own over 77% of our common stock . . .” On page 57, the prospectus states that, simultaneously with the redomestication merger, HLS will purchase all of the issued and outstanding stock of Gifted Time. It appears, however, that Advance Pacific will own approximately 73% of the outstanding common stock of HLS and the preferred stockholders of Gifted Time will own approximately 4%, assuming that all accept the exchange offer. Please ensure that the prospectus accurately reflects throughout the effects of the December 2006 transactions.

HLS Systems International Page Three

RESPONSE: The Company has revised the prospectus as requested.

5.
As a preliminary matter, we note that the stock purchase agreement contemplates that Advance Pacific will sell all of the outstanding common shares of Gifted Time to HLS, It appears, however, that the Gifted Time common stock has already been pledged as security for outstanding obligations of Advance Pacific. In this regard, we note that:

a.
The prospectus states on page 126 that Advance Pacific pledged all of the common shares as collateral for a guarantee that Advance Pacific provided to secure a $29,987,000 loan to Gifted Time by fifteen “outside investors.”

b.
The prospectus indicates on page 125 that, if Advance Pacific defaults on promissory notes of $30 million and $200 million, respectively, issued to OSCAF in exchange for a 100% interest in Gifted Time, the shares of Gifted Time “will revert through OSCAF to the original shareholders (the seven BVI companies) . . . .” The mechanics of the “reversion” are not described.

Please explain how it would be possible for Advance Pacific to sell the Gifted Time shares, in view of these transactions. Also clarify the “reversion” referenced in (b), above.

RESPONSE: The Company has added information to the prospectus about its expectation that Advance Pacific would obtain the consent of the creditors to sell the Gifted Time shares and substitute the proceeds received (the cash and stock of HLS) for the collateral sold. Creditor consent is being solicited, but that process is not complete. When the requisite consent is obtained, the Company will revise the prospectus. The Company has revised the prospectus to clarify the potential return of the collateral.

6.
Also as a preliminary matter, it appears that some of the financing transactions carried out in late 2006 were intended to channel funds of approximately $30 million from Gifted Time to the individual owners of the respective BVI companies. A $30 million amount apparently moved from Gifted Time through Advance Pacific, OSCAF and the seven BVI companies to the individuals. Please confirm or advise. If the funds flowed through the companies to the individuals in this manner, please make clear that the various transactions through which this was done were all part of a single effort to move $30 million from the fifteen lenders to Gifted Time to the individual owners of the BVI companies.

HLS Systems International Page Four

RESPONSE: The Company has revised the prospectus. As discussed in response to comment 7, one of the factors affecting the December 2006 transaction was the need of the original stockholders of Gifted Time to obtain funds to satisfy other obligations. That was achieved by the $30 million flowing from Gifted Time to Advance Pacific to OSCAF. We have been advised that OSCAF made payments to the seven BVI companies and those companies distributed funds to the individuals.

7.
Concerning the sale of Gifted Time to Advance Pacific, we note the statement on page 25 of the prospectus that, “[n]either [Advance Pacific] nor Mr. Cheng [its owner] had any previous affiliation with HollySys or Gifted Time Holdings.” It appears, however, that Advance Pacific has in effect served as a conduit for the transfer of the $30 million discussed above. We note further that:

a.
The Beijing Branch of SAFE rejected the application for foreign exchange investment registration filed in March 2006 by the original Gifted Time stockholders for their seven respective BVI companies. The second amendment in this filing stated on page 49 that, “If the PRC residents that are parties to the stock purchase agreement do not establish and maintain the Foreign Exchange Investment Registration for Gifted Time Holdings, then Gifted Time Holdings may be prohibited from acquiring the domestic assets or shares from the PRC residents . . . .”

b.
Unlike Gifted Time, Advance Pacific is not an OSIC, as defined in Notice 75, because the sole shareholder of Advance Pacific, unlike the original Gifted Time stockholders, “has no legal identify inside China and does not reside in China.” Accordingly, the seven BVI companies are “no longer obligated to go through the foreign exchange investment registration” and “the establishment and maintenance of the foreign exchange investment registration for Gifted Time Holdings will not be a condition for Gifted Time Holdings to acquire 74.11 of the ownership interests of Beijing HollySys from the PRC residents.” See response letter dated February 13, 2007 at pages 3 and 5.

c.
Advance Pacific is merely a holding company, with no material assets other than the common stock of Gifted Time. Apart from describing Mr. Cheng as a resident of Canada, the prospectus provides no information concerning him. See page 25. Neither Advance Pacific nor Mr. Cheng appears to have paid any cash consideration in the purchase of Gifted Time.

d.
Although Advance Pacific will be the majority owner of HLS if the stock purchase agreement is carried out and thus able, presumably, to control HLS, it appears that Advance Pacific will not participate in the management, or have representation on the board, of either HLS or Gifted Time. Instead, the CEO and Chairperson of the Board of both companies will be Wang Changli and Qiao Li, respectively. Both are current managers of HollySys who have consigned their HollySys shares to Gifted Time through their respective BVI companies. The prospectus states that only “HollySys Operating Company” [sic] would be able to terminate these individuals’ respective employment agreements, see page 165.

HLS Systems International Page Five

e.	Ownership of Gifted Time will “revert” to the seven BVI companies if Advance Pacific defaults on its debt to OSCAF of $200 million.

Please discuss these circumstances. Clarify the role of Advance Pacific generally in the transactions to date and those proposed in the future.

RESPONSE: When Chardan entered into the agreement to acquire the stock of Gifted Time in early February 2006, the parties anticipated that the transaction would be completed prior to December 31, 2006 and that the owners of the BVI companies would have received the $30 million in cash consideration (less any deferred portion) prior to that date. The delay in holding the Chardan stockholder meeting to seek approval of the transaction meant that the owners of the BVI companies had to obtain funds from a source other than from sale of their shares of Gifted Time.

The need to restructure the ownership of Gifted Time delayed the ability to complete the transaction before December 31, 2006. As a result, the cash consideration that was to be used to meet obligations of certain of the Gifted Time Shareholders would not be available when needed. In order to meet that need, Gifted Time obtained the bridge financing. The effect of that transaction was to make the $30 million in cash consideration that would have been paid to the Gifted Time Shareholders payable instead to the bridge lenders, who agreed to help the Gifted Time Shareholders meet their financial obligations by making the loan.

It is correct that Advance Pacific is a holding company that has as assets only the Gifted Time stock (which has current substantial value and, upon conclusion of the transaction with Chardan, should have enhanced value by reason of the exchange to represent ownership interests in a publicly traded company). It is the value of that stock that will enable Mr. Cheng and Advance Pacific to pay the notes used to purchase the Gifted Time stock.

HLS Systems International Page Six

Wang Changli and Qiao Li will serve in the positions noted despite the sale of their interests in Gifted Time. Their skills and experience, together with the success they have already achieved, make them valuable members of management and the board. Although it will be a matter for the board of directors of HLS to decide, it would not be uncommon for both Wang Changli and Qiao Li to be granted stock options in order to give them an equity interest in the company and to align their interests with the stockholders. Advance Pacific does have the right to vote the shares it holds on all matters and it also possesses the right to dispose of the shares of HLS that it receives, subject to the pledge of that stock as security for the bridge loan.

The potential for "reversion" (return of the Gifted Time shares received, or consideration received upon sale of those shares) does exist upon default by Advance Pacific under either of the notes, and presumably that would only occur if the value of the stock received in exchange for Gifted Time stock is not greater than the value of the notes.

8.
We note that the variable portion of the cash payment that Advance Pacific is to receive in connection with the stock purchase transaction, in an amount from $3 to $7 million, will be deferred “until [Gifted Time] generates sufficient operating cash flow or HLS receives additional financing.” See page 4; see also page 28 (“until HLS generates positive cash flow of at least twice the deferred amount or HLS receives at least $60 million of additional financing”). Despite the references to holding companies in these phrases, it appears that the deferred payment will ultimately derive from either the operations of the HollySys Companies or from funds borrowed by HLS. Please clarify.

RESPONSE: The Company has revised the discussion to clarify that the deferred payment will be derived from the Company on a consolidated basis, including the HollySys operating subsidiaries. The deferred payment will ultimately be derived from cash flow from operations of the HollySys operating subsidiaries or additional financing received by HLS, (including funds received as a result of exercise of warrants, the successful completion of a secondary offering, a private investment into HLS).

9.
It is not clear how Advance Pacific will obtain the means to pay the $200 million purchase price of Gifted Time that it owes to OSCAF. We note the statements on pages 40 and 51 concerning the intention to apply earnings of the HollySys Operating Companies in the future to the expansion and development of the business rather than to the payment of cash dividends. If the $200 million is not to be paid by means of dividends flowing upwards to Advance Pacific from the three HollySys Operating Companies, it appears that Advance Pacific would have to repay the debt with issuances of equity and/or debt at one of the levels of the ownership chain extending from Advance Pacific down to the operating companies. Please discuss.

HLS Systems International Page Seven

RESPONSE: Upon consummation of the stock purchase agreement, Advance Pacific would be a stockholder of HLS. It would not have the right to issue debt or equity of HLS or of any company controlled by HLS, and any proceeds from any such issuance would belong to the issuing entity. Moreover, any such issuance would need to be approved by the board of HLS, which would have a majority of independent directors. Advance Pacific, as the owner of the shares of HLS, will deliver the 22.2 million shares of HLS common stock (or what remains of those shares after satisfaction of the guaranty and satisfaction of the $30 million note to Gifted Time) to OSCAF to fulfill the $200 million note directly, or may sell some or all of those shares or borrow against the value of those shares to obtain funds to repay its obligations.

10.
It further appears that the interests of minority shareholders of HLS, including the former Chardan shareholders, could potentially be adversely affected by Advance Pacific’s need to finance payment of the $200 million purchase price of Gifted Time. Please discuss. Add appropriate risk factors. We may have further comments.

RESPONSE: The Company has added a risk factor to the prospectus.

Facing page

11.	Please revise the facing page to indicate that Chardan North China Acquisition Corp is a co-registrant given you are seeking proxies from the Chardan shareholders.

RESPONSE: The Company has revised the facing page as requested.

Questions and Answers about the Meeting, page 13

12.	Please explain why the response to the second question states that future operations will be “almost exclusively” outside the United States.

RESPONSE: The Company has revised the response to the second question to delete the phrase “almost exclusively.”

13.	Please add a Q&A concerning the management of the holding company subsidiaries of HLS, i.e., Gifted Time and Beijing HollySys, after the stock purchase transaction.

RESPONSE: The Company has added a Q&A as requested.

HLS Systems International Page Eight

14.
We note your response to the question “How much of the surviving company will existing Chardan stockholders own?” You have revised the ownership percentage for the Gifted Time Stockholders from 77% to 73% of the issued and outstanding shares after the acquisitions. Please clarify your revision or advise us as appropriate.

RESPONSE: Pursuant to the Amended and Restated Stock Purchase Agreement between Chardan and Advance Pacific, Advance Pacific will receive 22,200,000 shares of common stock of HLS, compared to 23,500,000 shares of common stock of HLS that would have been issued to the Gifted Time Stockholders under the Stock Purchase Agreement prior to its amendment and restatement. Thus, the Company revised the ownership percentage for the Gifted Time stockholders from 77% to 73% of the issued and outstanding shares after the acquisitions. If all of the preferred stockholders of Gifted Time participate in the exchange offer, then the preferred stockholders would own approximately 4% of the outstanding shares of HLS. As a result, following the stock purchase transaction and assuming full participation in the exchange offer, the Chardan stockholders who own shares immediately prior to the stock purchase and exchange offer will own approximately 23% of the outstanding common stock of the Company. The Company has revised the discussion to clarify the ownership percentages described above.

15.
We note the response to the question “How much dilution will I experience?” You indicate that at least 23,500,000 additional shares will be issued for the acquisition of Gifted Time Holdings. In the prior question you indicate that Gifted Time Stockholders will receive 22,200,000 shares of HLS. Please revise as appropriate.

RESPONSE: The Company has revised the discussion to indicate that 22,200,000 shares will be issued for the acquisition of Gifted Time and 1,300,000 shares will be issued for the exchange offer.

16.
We note your statement that “If the stock purchase is not completed, then your shares cannot be converted to cash until either you vote against a subsequently proposed combination and exercise your conversion rights . . .” We also note your statement that “If the stock purchase is not consummated, Chardan will continue to search for an operating company to acquire.” Finally, we note the statement in Chardan North China Acquisition Corporation’s Form S-l that “we will dissolve and promptly distribute only to our public stockholders the amount in our trust fund . . . if we do not effect a business combination within 18 months after consummation of this offering (or within 24 months from the consummation of this offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of this offering and the business combination has not yet been consummated within such 18 month period)” It does not appear that the company may find “a subsequently proposed combination” at this time. Please revise your disclosure throughout the document.

HLS Systems International Page Nine

RESPONSE: The Company has revised the discussion as requested.

17.	Please revise to clarify when the exchange offer will expire. Also indicate the duration of any extension of the exchange offer to the holders of the Gifted Time Holdings preferred stock.

RESPONSE: The Company has revised the prospectus as requested.

18.
We note your statements regarding the exchange offer for the preferred stock of Gifted Time Holdings that “HLS may elect to provide a ‘subsequent offering period’ for the exchange offer . . . a subsequent offering period would be an additional period of time, beginning after HLS, has accepted for exchange all shares tendered during the exchange offer, during which shareholders who did not tender their shares in the exchange offer may tender their shares . . . .” Provide us with a detailed factual and legal basis for your subsequent exchange offering period under Rule 415. We may have further comment.

RESPONSE: The Company has concluded that it will not provide any "subsequent offering period" and has deleted the discussion in the prospectus related to that concept.

Enforceability of Civil Liabilities Against Foreign Persons, page 22

19.
The second sentence in the first paragraph refers to “Gifted Times Holdings’ subsidiary HollySys and its Chinese operating companies.” Elsewhere, the prospectus states that the Chinese operating companies are “known collectively as ‘HollySys,’” see page 3; see also page 39 (reference to operating results of HollySys). The prospectus also refers to the three HollySys Operating Companies. See page 23 (“The three HollySys Operating Companies are Beijing HollySys Co., Ltd., Hangzhou HollySys Automation Co., Ltd. and Beijing HollySys Haotong Science & Technology . . . .”) Please revise to use the term HollySys or HollySys Operating Companies consistently throughout the prospectus.

RESPONSE: The Company has revised the prospectus as requested.

Summary, page 23

HLS Systems International Page Ten

Gifted Time Holdings

20.
The prospectus states on page 24 that “Also in December 2006, Gifted Time Holdings reorganized its capital structure and issued 1.3 million shares of preferred stock to 15 purchasers as part of the financing transaction, none of whom [sic] had any previous affiliation with Gifted Time Holdings or HollySys.” Please explain what is meant by “the financing transaction” and identify the fifteen purchasers.

RESPONSE: The Company has deleted the reference to “the financing transaction” and identified the 15 purchasers as requested.

HollySys Reorganization and Ownership, page 24

21.
We note the deletion from this section of information that was presented in tabular form in previous amendments. The deleted information concerns the stockholders of Gifted Time and the various BVI companies formed by them to hold their stock in the HollySys Operating Companies. Because this information helps to explain the role of the consignor BVI companies in this matter, as well as the connections between the management/owners of the HollySys Operating Companies and the proposed management of HLS and Gifted Time, the staff believes that it should be included in the prospectus. Please revise accordingly.

RESPONSE: The Company has revised the discussion as requested.

22.	Please include your response to comment 9 in the stockholders of Gifted Time table.

RESPONSE: The Company has revised the table as requested.

23.
Please revise to indicate the consideration paid by Advance Pacific Holdings Limited for the shares of Gifted Time Holdings in December 2006. Also describe the purchase of Gifted Time by Advance Pacific in more detail.

RESPONSE: The Company has added the requested information to the prospectus. We note that the summary section is already fairly lengthy so the prospectus refers readers to the detailed discussion in the MD&A section.

24.	Please revise to add a table addressing the ownership of Advance Pacific Holdings Limited.

RESPONSE: The Company has revised the discussion as requested.

HLS Systems International Page Eleven

The Business Combination, page 28

25.
The prospectus states that, “The deferred portion of the cash purchase price is not payable until HLS generates positive cash flow of at least twice the deferred amount or HLS receives at least $60 million of additional financing.” It appears that HLS will be solely a holding company and, as such, will not generate any cash. Please clarify. Also clarify the reference to HLS’ receipt of “at least $60 million of additional financing.” State whether any lenders have been approached concerning the contemplated financing.

RESPONSE: The Company has clarified the discussion as requested.

Interests of Chardan Directors and Officers in the Stock Purchase, page 32

26.
Please revise to indicate the amount of common stock held by Chardan’s officers and directors along with the aggregate market value of the common stock. Also indicate the amount of warrants held by Chardan’s officers and directors and indicate the aggregate market value of the warrants.

RESPONSE: The Company has revised the discussion as requested.

Regulatory Matters, page 34

27.
Please state whether the December 2006 transactions described on pages 125-126, including the sale of Gifted Time to Advance Pacific and the issuance of preferred stock by Gifted Time to fifteen persons as part of a financing transaction, require any PRC regulatory approvals. Similarly, please state whether the exchange offer concerning the Gifted Time preferred stock require(s) any PRC regulatory approvals or reporting. If so, please state the measures that will be required and state whether there is any possibility that these transactions could be undone.

RESPONSE: The Company has been advised that the December 2006 transactions and the exchange offer do not require any PRC regulatory approvals or reporting.

28.
The prospectus states that the change in status of Beijing HollySys to a foreign investment company will have to comply with the PRC regulations that took effect on September 8, 2006. Beijing HollySys will have to obtain approval from the Ministry of Commerce, register with the Beijing Administrative Bureau of Industry and Commerce and then go through “the registration formalities in the tax, customs, land administration and foreign exchange administration departments.” The prospectus states that the change in status “will comply” with the M&A regulations. See also page 76 (same).

HLS Systems International Page Twelve

Elsewhere, however, the prospectus suggests that the measures required under the regulations may be quite complex and time-sensitive. See page 49. Further, “. . . the Chinese authorities have expressed concern with offshore transactions which converted domestic companies into foreign investment enterprises “ and, as a result, certain criteria must be satisfied. See id. In addition, “. . . there is some uncertainty in the scope of the regulations and manner in which they will apply, and the effect that they will have, on any particular transaction:” See page 50. “Moreover, the ambiguities allow the regulators wide latitude in the enforcement of the regulations and in determining the transactions to which they may or may not apply.” See id. We also note the provision of Section 13.12, Regulatory Requirements, of the Amended and Restated Stock Purchase Agreement (in event that regulatory requirements of any applicable governmental authority, including new laws or regulations or interpretations of existing laws or regulations, prohibit or materially restrict the parties’ ability to consummate acquisition of Gifted Time as contemplated, parties will revise the transaction “as necessary to comply with such regulatory requirements while preserving to the greatest extent possible the intended economic consequences of the transactions”); and the information provided in Note 15 to the Gifted Time Consolidated Financial Statements at FII-30 (“management of the Company cannot provide any degree of assurance that the aforementioned change of ownership of Beijing HollySys will be approved by the appropriate competency authority in China in the near future”).

Please provide additional information concerning the regulatory process. State whether there is any possibility that the PRC regulators will not approve the change in status of Beijing HollySys and describe the effects that disapproval would have. State whether there is any risk that the acquisition could be unwound. See, e.g., page 49 (completed transactions must be reported to MOFCOM and some of the other agencies within short period after closing or be subject to an unwinding of the transaction). Also state whether the PRC regulators could examine/reexamine any of the transactions that have preceded the stock purchase transaction. Add appropriate risk factors.

RESPONSE: The Company has been advised that according to PRC law, the acquisition by Gifted Time Holdings of 74.11% of the equity interests of Beijing HollySys will require the unanimous affirmative vote of all the stockholders of Beijing HollySys. If approved by the stockholders, Gifted Time Holdings then must submit certain application materials to the appropriate department of commerce for approval, as described in the response to comment 2(a) in the letter to the Staff dated as of February 13, 2007. During the approval process, the department of commerce generally considers the following aspects of a transaction: (1) whether the acquisition complies with the PRC industry policy, and whether the acquisition affects, or potentially could affect, national economic security; (2) in the event the state-owned interests are involved, whether the acquisition complies with the regulations concerning state-owned assets; (3) whether the employees of the acquired company are properly settled; and (4) whether the acquisition would lead to excessive market centralization, harm fair competition or harm consumers.

HLS Systems International Page Thirteen

The business scope of Beijing HollySys is not one in which the PRC has limited or prohibited foreign investment, and the acquisition of Beijing HollySys does not involve any state-owned interests. PRC counsel has advised the Company that based on PRC law in effect as of the date of this letter, it does not find that any substantial obstacle exists in obtaining approval for the change of status of Beijing HollySys and that PRC law will not prohibit or materially restrict the parties’ ability to consummate the acquisition of Gifted Time as contemplated under the Amended and Restated Stock Purchase Agreement.

If the department of commerce does not approve the acquisition of Beijing HollySys, based on the PRC laws, the parties to the acquisition will not be subject to any statutory liability, and will have the right to re-file application materials to the department of commerce with necessary supplemental materials or an adjustment to the transaction structure, as the case may be.

PRC counsel has advised the Company that in general, the PRC department of commerce will not examine the transactions occurring prior to the stock purchase transaction, but PRC counsel has advised that it cannot exclude the possibility of such an examination. Because PRC counsel believes that the transactions prior to the stock purchase transaction have complied with the PRC laws in all respects, the Company does not anticipate that an examination by the department of commerce of such transactions, if required, will restrict or prohibit the parties’ ability to consummate the acquisition of Gifted Time.

29.
In addition, please explain the statement that, in connection with the change of ownership registration of Beijing HollySys, “the allocation of consideration to the Chinese owners who own 74.11% interest in Beijing HollySys may be included in the documents to be submitted to the approval agencies and to be registered with foreign exchange control agencies in terms of relevant foreign exchange regulation.” See the section Recent Significant Transactions on page 127 and Gifted Time Notes To Consolidated Financial Statements at FII-35.

RESPONSE: During the approval process for the acquisition of Beijing HollySys, the appropriate department of commerce will be concerned about the acquisition price, which should not be lower than the appraisal valuation. Therefore, the allocation of consideration to the Chinese owners who hold 74.11% interests in Beijing HollySys must be disclosed to the department of commerce. As described in the response to comment 4 in the letter to the Staff dated as of February 13, 2007, after the appropriate department of commerce approves the acquisition, it will simultaneously send a copy of the relevant approval documents to the branch of SAFE located where the equity transferor is located. The SAFE branch then will handle the foreign exchange registration for the equity-transfer-based foreign investments, which indicates that the consideration for the acquisition has been fully paid. The Company has revised the discussion to reflect the foregoing.

HLS Systems International Page Fourteen

Risk Factors, page 41

30.
The fifth risk factor states that Beijing HollySys and Haotong are entitled to a preferential enterprise income tax rate of 15% as high-tech companies, whereas Hangzhou, as a foreign investment enterprise, benefits from certain income tax exemptions. Elsewhere, the prospectus states that after consummation of the stock purchase transactions, Beijing HollySys will become a Foreign Invested Enterprise. See page 82. Please state whether the income tax status of Beijing HollySys and/or Haotong will change following the proposed transactions. Please state also on page 42 whether the change in status of Beijing HollySys would affect the receipt of local government subsidies by the HollySys Operating Companies.

RESPONSE: The Company has been advised that the preferential enterprise income tax rate of 15% applies to both PRC domestic enterprises and Foreign Investment Enterprises. As long as Beijing HollySys and Haotong continue to operate in the high-tech industry and maintain their high or new technology enterprise status, Beijing HollySys and Haotong will be entitled to the same preferential enterprise income tax rate, and the proposed transactions will not affect the income tax status of Beijing HollySys and Haotong.

The Company further has been advised that the change in the ownership structure of Beijing HollySys after completion of the acquisition by Gifted Time Holdings will not impact the local government subsidies received by the HollySys operating companies. However, as stated in the response to comment 41 in the letter to the Staff dated as of February 13, 2007, HollySys is unable to anticipate whether or not the Chinese government will change its subsidies policy in the future and whether these changes will have an impact on HollySys in the future with a new ownership structure. The Company has revised the discussion to reflect the foregoing.

HLS Systems International Page Fifteen

31.
Please revise the risk factor 33 “Following the share purchase . . .” to clarify who will own more that 77% of the company’s common stock. You indicate that the former holders of Gifted Time Holdings will own more than 77% of the outstanding common stock.

RESPONSE: The Company has revised this risk factor to state that Advance Pacific will own approximately 73% of the Company’s common stock following the share purchase.

The Chardan Special Meeting

Voting Your Shares, page 54

32.	Please revise to highlight the entire sentence indicating that if you sign and return the proxy card without instructions the shares will be voted for the proposals.

RESPONSE: The Company has revised the sentence as requested.

Conversion rights, page 55

33.
We note the requirement for investors to send their certificates to Chardan along with their written demand for conversion contemporaneous with the meeting and vote. Please provide clear disclosure throughout the proxy statement regarding this additional step and explain the process for complying with this step. In addition, explain the reason for requiring this before the meeting, when there is no guarantee that conversion will occur, and explain the basis for making this a requirement of conversion. Clarify the amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Please provide a detailed discussion of the risks to investors as a result of this change in the conversion terms. We will have further comment.

RESPONSE: This language was included in the prospectus based on an overly conservative reading of the Certificate of Incorporation. The Company has revised the prospectus to indicate that the submission of the stock certificates is required to receive payment of the conversion price, but that the stock certificates are not required to be returned to Chardan prior to the meeting or contemporaneously with the vote and demand for conversion.

HLS Systems International Page Sixteen

34.
Clarify whether there is any cost associated with tendering the physical shares or other requirements to elect conversion. For example, is there a cost associated with converting shares held in street name into physical shares? We may have further comment.

RESPONSE: The Company has revised the prospectus as requested.

35.
We note that these additional steps to conversion were not set forth in the Form S-1. Please explain how these additional steps to conversion are consistent with the disclosure set forth in the Form S-1.

RESPONSE: As discussed in the response to comment 33, the prospectus has been revised. There no longer appears to be any inconsistency with the disclosure in the S-1.

Consideration of the Stock Purchase Transaction, page 57

Background of the Stock Purchase

36.
We note the statement that “the execution of the stock purchase agreement has extended the required liquidation date to August 10, 2007 . . . If it appears to the directors of Chardan that it will be unable to do so, . . ., Chardan expects to seek an extension of that time by amending its certificate of incorporation pursuant to a stockholder vote.” We note your statements in the Form S-l that “If we do not complete a business combination within 18 months after the consummation of this offering, or within 24 months after the consummation of this offering if the extension criteria described below have been satisfied, we will be dissolved and distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest, plus any remaining net assets.” We do not understand how Chardan’s seeking an extension of time by amending the certificate of incorporation adheres to your disclosure in the Form S-l. Revise as appropriate.

RESPONSE: Since the Company is hopeful that the remaining comments can be resolved and the registration statement declared effective with sufficient time remaining to permit Chardan to hold its meeting and (assuming stockholder approval) complete the acquisition of Gifted Time Holdings well before August 10, it has removed the reference to seeking an extension. However, we do not believe that the possibility of seeking an extension is inconsistent with the disclosure in the Form S-1 and the Company may need to seek an extension if it cannot hold the contemplated meeting on time.

The statements in the Form S-1 reflected the then current terms of the Certificate of Incorporation. Other terms of the Certificate of Incorporation (such as the authorized capital and corporate name) are also reflected in the disclosures in the Form S-1. Just like the provisions relating to liquidation, those items are subject to revision in accordance with the laws of the state of incorporation and any special terms included in the Certificate of Incorporation. We are not aware of the staff ever taking the position that stockholders cannot amend the charter documents of the corporation.

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We are aware of at least two instances (China Mineral Acquisition Corp. and Great Wall Acquisition Corp.) in which the staff of the SEC reviewed proxy statements related to solicitation by those companies of proxies for stockholder approval to extend the liquidation deadline in the their respective certificates of incorporation. In both cases, the certificates of incorporation and the disclosures contained in the S-1 registration statement filed by those companies are virtually identical to the provisions in Chardan's Certificate of Incorporation and the disclosures in Chardan's S-1.

Additionally, unlike several recent registrants, who appear to have made commitments not to seek an extension of the liquidation date as part of the SEC review process, we are unaware of any commitments made by Chardan S-1 that it would not seek stockholder approval to extend the liquidation date.

Finally, as part of the process of seeking an extension of the liquidation date, Chardan would provide protections for stockholders who were against the extension. In the event that stockholders approved the extension, Chardan would provide a distribution of the pro rata portion of the funds in the trust account to any stockholder who both (i) voted against the extension and (ii) requested to have their shares redeemed. That is what the stockholder opposed to the extension would have received upon liquidation of the Company, so any such stockholder would not be adversely affected in the event the extension passed.

37.
Your disclosure indicates that “at some point in the few days following the filing of the IPO registration statement Chum and Chardan had a brief discussion regarding the filing. In that discussion, Chum made known to Chardan that Chum was aware that the filing had occurred and advised Chardan that Chum wished to present candidates for a business combination with Chardan for evaluation, Chardan stated it would be pleased to consider any candidates that Chum might bring forward, but Chardan reminded Chum that it should provide no information to Chardan’s management about any potential targets before the IPO registration became effective.” We specifically note that Chardan’s Form S-l prospectus stated “[w]e do not have any specific business combination under consideration and we have not (nor has anyone on our behalf), directly or indirectly, contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction with us. . . .” and “Our officers, directors, promoters and other affiliates have not engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition or other similar business combination with us, nor have we, nor any of our agents of affiliates, been approached by any candidates (or representatives of any candidates) with respect to a possible acquisition transaction with us . . . We have also not, nor has anyone on our behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor have we engaged or retained any agent or other representative to identify or locate such an acquisition candidate. We have also not conducted any research with respect to identifying the number and characteristics of the potential acquisition candidates.” Please advise us how the discussion with Chum regarding acquisition candidates is consistent with the disclosure set forth in the Form S-l. We may have further comment.

HLS Systems International Page Eighteen

RESPONSE: Chardan intended, and understood, the disclosure quoted in Comment 37 to be a reference to the exchange of information relating to a particular, identified candidate for acquisition, not the response to matters such as the non-specific inquiry posed by Chum about whether Chardan would have any interest in candidates known to them. On the basis of the publicly available documents filed with the SEC, it was evident that Chardan's business was to seek out, find and enter into a transaction with candidates, and Chardan considered the initial conversation with Chum, which involved no discussion of specific candidates, to be nothing more than an affirmation of its business purpose. Chardan is certain that at no time during the call did anyone request that Chum make contact with anyone on our [Chardan’s] behalf. That italicized phrase, which occurs three times in the quotation set forth in Comment 37, is critical to the understanding of what occurred. To the extent that Chum contacted HollySys or any other potential candidate, it did so on its own behalf, not Chardan's. The language quoted from the S-1 was true when it was filed, and it remained true after the initial conversation with Chum following that filing.

38.	Please indicate when Chum introduced State Harvest Holdings, Ltd. to Chardan China Acquisition Corp.

RESPONSE: As reflected in the S-4 registration statement filed by Chardan China Acquisition Corp. on May 6, 2005, the first meeting at which Chum discussed State Harvest Holdings with Chardan China Acquisition Corp. occurred on June 24, 2004.

39.	Please indicate the date that Chardan first learned that Chum was proposing a business combination with HollySys.

HLS Systems International Page Nineteen

RESPONSE: Chardan first leaned that Chum was proposing a business combination with HollySys on or about August 15, 2005, following the arrival of most of the Chardan management team in China after the effective date of Chardan’s S-1. The first meeting with principals of HollySys occurred on August 17, 2005 at the HollySys offices in Beijing.

40.
We note your discussion regarding the compensation to Chum by HollySys pursuant to the consulting agreement. Please revise to quantify the amount of cash consideration to be received and the amount of shares to be received if no Chardan shareholder converts their shares. Also provide a range if 19.99% of Chardan’s shareholders convert.

RESPONSE: The Company has revised the discussion as requested. Under the consulting agreement between Chum and the HollySys stockholders, Chum will be entitled to the same amount of cash consideration and shares of the Company’s common stock regardless of whether Chardan stockholder converts his or her shares (or 19.99% of Chardan’s stockholders convert their shares). As such, the Company does not believe that there is any range to provide.

41.	We note your responses to comments 25 and 26. Please revise to indicate when Chum explored with HollySys whether they might have an interest in a business combination with Chardan.

RESPONSE: The Company has revised the discussion as requested.

42.
We note that Chum is not listed among the current owners of Beijing HollySys, see page 25. However, the prospectus states on page 58 that Chum invested about $5 million in Beijing HollySys in exchange for 20% of the company in January 2005. The prospectus further states on page 61 that Chum beneficially holds an interest in HollySys through Shanghai Jinqiatong Industrial Development Co. Ltd., one of the consignors, through Allied Earn Investments Limited. Please revise the prospectus, as appropriate, to describe Chum’s interests in the HollySys Operating Companies.

RESPONSE: The Company has revised the discussion as requested.

43.
As a related matter, we note that Song Xuesong is identified on pages 59 and 61 of the prospectus as “a representative of Chum,” on page 61 as “a principal of Chum,” and on page 62 as “executive director” of Chum. We further note that this individual was described on page 19 of the second amendment in this filing as the legal representative of Shanghai Jinqiaotong in connection with Allied Earn and the consignment of interests in Beijing HollySys to Gifted Time. Please confirm the relationships between any of Song Xuesong, Chum, Allied and Shanghai; describe any other relationships between Chum and the HollySys Operating Companies (apart from the consulting agreement discussed on page 59 of the prospectus); and include this information in the earlier description of ownership of Beijing HollySys.

HLS Systems International Page Twenty

RESPONSE: Song Xuesong is the owner and legal representative of Chum, Allied Earn and Shanghai Jinqiaotong. Shanghai Jinqiaotong owns a 20% interest in Beijing HollySys. Aside from the consulting agreement between Chum and the HollySys shareholders, Chum has no other relationship with HollySys.

44.
On page 59, the prospectus states that Chum entered into a consulting agreement with HollySys to assist the company in going public; and that Chum will be entitled to compensation under the agreement if “the business combination between HollySys and a blank check company is concluded.” A translation of the agreement is included as Exhibit 10.14. The compensation to which Chum is entitled is described on page 58. We do not understand the compensation, as described, insofar as it involves shares “received by HollySys from the blank check company,” or its relevance to the stock purchase transaction. It does not appear from other parts of the prospectus that either Chum or HollySys would have a role in the transactions contemplated by the stock purchase agreement. Please explain. We may have further questions.

RESPONSE: The Company has been advised by Chum that the consulting agreement was entered into between Chum and the HollySys shareholders, not HollySys. The Company has revised the discussion to clarify this, and the Company has included a corrected translation of the consulting agreement as Exhibit 10.14.

45.
Please revise to address the material changes in the amendments to the stock purchase agreement on March 25, 2006, June 5, 2006, December 20, 2006 and February 9, 2007. Also address the board of directors meetings regarding the amendments to the stock purchase agreements.

RESPONSE: The Company has revised the discussion as requested.

46.	Please indicate when the Board of Directors of Chardan met regarding the merger negotiations and merger transaction. Address the Chardan’s Board of Directors meetings in detail.

RESPONSE: The Chardan board of directors met regarding the negotiations and the stock purchase transaction on January 31, 2006 to authorize entry into the stock purchase agreement, which was signed on February 2, 2006. There is virtual identity in the membership of Chardan’s board of directors and its management team (the only member of the board who is not also an officer of the company is Dr. Propper, Chardan's chairman). This overlap of roles as management and directors led to continuous active involvement on the part of all directors (including Dr. Propper) in all phases of the transaction, from evaluation to due diligence to structuring of the transaction and negotiation of the stock purchase agreement and its amendments. Similarly, the officers/directors were in frequent contact with each other and the group concerning all aspects of the transaction. Unlike the typical public company with a majority of outside directors, the members of the Chardan board were directly involved in all aspects of the transaction.

HLS Systems International Page Twenty-one

As a result, the meetings of the Chardan board of directors served principally to take the formal corporate action necessary regarding matters on which they, as members of the management team, had already reached consensus.

As would be expected, the discussions among members of the board/management initially concerned the suitability of HollySys as an acquisition target based on a variety of criteria, including its past and current profitability, its potential for growth in revenues and profits, its ability to use effectively what was potentially an additional $60 million in operating capital that could be obtained from the exercise of Chardan’s outstanding warrants and the willingness of HollySys to enter into such a transaction on terms deemed suitable to Chardan’s management and board of directors.

As the interest in a transaction involving HollySys continued, the ongoing discussions among board members turned to topics such as the status of legal and business due diligence processes and, when drafted and circulated, the terms of the stock purchase agreement. Throughout this period of time, members of Chardan’s management also conducted research into and made inquiries regarding the business sector of industrial and automation controls in which HollySys was engaged in order to understand the industry better and to confirm that the price to be paid for the controlling interest in HollySys to be acquired was warranted. In particular, Kerry Propper, Chardan's CEO, developed a comparison of the valuation of other companies engaged in this industry to serve as a criterion for the pricing of the transaction.

The ongoing involvement of the board of directors as members of the management team continued in connection with the subsequent events that occurred in connection with this transaction, including the adoption of each of the amendments to the stock purchase agreement. As a result, the meetings for the approval of those actions were relatively brief, as they were needed principally for the purpose of taking the formal corporate action that was required, given the fact that all members of the board, including Dr. Propper, had been fully apprised of the matters to be addressed beforehand and actively engaged in the deliberations that led to the amendments being submitted to the board for approval.

HLS Systems International Page Twenty-two

Board Consideration and Approval of Transaction, page 63

47.
We note your response to our comment 31. We also note your response to our prior comment 63 in your letter dated September 17, 2006 that “the HollySys financial projections are not considered material information, principally because such projections are nothing more than estimates.” Please advise us whether the board of directors relied upon the projections and whether the projections were considered to be material to the decision of the board of directors in connection with its determination to approve the stock purchase agreement.

RESPONSE: The statement from the September 17, 2006 response letter was addressing the materiality of projections (which had been prepared in early 2006) to Chardan's stockholders in connection with their consideration of the transaction at a meeting to be held at least nine months (now at least 15 months) after the projections were prepared. The board of directors considered the projections together with all of the other information available to them. It would be an overstatement to indicate that the Chardan board relied on the projections any more than the other information available to them. Similarly, while the projections were important to verify the expected growth in the business, the specific numbers contained in the projections were not as important to the board as the general growth prospects of HollySys.

48.
We note that the Due Diligence Report: Beijing HollySys Co., Ltd. contains projections concerning Income statement forecasting, cash flow statement forecasting, and an appendix containing profitability analysis, growth rate analysis along with sales order analysis. Please advise us whether GreatAce Consultants Limited prepared the noted projections.

RESPONSE: The projections contained in the GreatAce due diligence report were initially generated by HollySys. GreatAce has advised Chardan that it did evaluate whether the projections were reasonable prior to including them in its report.

HLS Systems International Page Twenty-three

Interest of Chardan Directors and Officers in the Stock Purchase, page 64

49.	Please revise the first bullet point which addresses alternative transactions since it appears that Chardan cannot consummate an alternative transaction since the 18-month time frame has lapsed.

RESPONSE: The Company has revised the first bullet point as requested.

Chardan’s Reasons for the Stock Purchase and Recommendation of the Chardon Board, page 65

50.
We note your response to comment 32. Please indicate in the beginning of this section the specific valuation for HollySys that the Chardan board of directors determined at the time it entered into the stock purchase agreement. Also revise to specifically address whether the board of directors adopted Mr. Kerry Propper’s determination that the consideration to be paid was fair from a financial point of view when Chardan entered into the stock purchase agreement. We may have further comment.

RESPONSE: The Company has revised the prospectus to reflect the board's determination as to fairness of the consideration from a financial point of view. The Chardan board did not determine a specific valuation for HollySys; it determined that it met the 80% requirement for an acquisition target and that the transaction was fair from a financial point of view to the Company.

51.
Please revise to address in detail the Board of Directors determinations concerning the amendments to the stock purchase agreement. Also discuss the amendment to the stock purchase agreements that were agreed to by Chardan’s Board of Directors.

RESPONSE: The first amendment to the stock purchase agreement was entered into on June 5, 2006. It provided both for the extension of the termination date for the stock purchase agreement from June 30, 2006 to December 31, 2006, as well as adjustments to the size of the board of directors of HLS upon completion of the transaction. By the time of this amendment, Chardan had invested substantial resources in the HollySys transaction, and the board determined that it was in the best interests of the Chardan shareholders to continue to pursue the transaction, despite the additional time doing so was expected to take, since commencing a new transaction from scratch would likely have taken considerably longer and placed an additional strain on the resources of Chardan.

The second amendment was entered into on December 20, 2006. This amendment further extended the termination date of the stock purchase agreement beyond December 31, 2006, reallocated the 23,500,000 shares constituting the equity consideration payable to the stockholder of Gifted Time so that 22,200,000 were payable to the holders of Gifted Time ordinary shares and 1,300,000 were payable to holders of the Gifted Time preferred stock that had been issued in connection with the Bridge Loan. A further change was to take into account that the company’s fiscal year might shift after the transaction from June 30 to December 31 by having the after-tax profits apply to each stated fiscal year whether the year ended on June 30 or December 31.

HLS Systems International Page Twenty-four

In considering the second amendment, the board of directors determined that the underlying value to Chardan shareholders was essentially unchanged from its initial determination (the audited results for the 2006 fiscal year had actually exceeded the projections the board had received). Although the holders of the preferred stock had received the right to acquire 1.3 million shares of stock, that figure had been deducted from the amount that was payable to the current holders of Gifted Time shares. As a result, the net effect of the bridge loan on HLS was the interest expense, which was not, in view of the profitability of HollySys, considered to be a material factor for this transaction.

Regarding the extension of the term of the stock purchase agreement, the same considerations that had led to the extension effected by the first amendment applied here as well. Specifically, the time and opportunity for finding a transaction that offered value comparable to the transaction with HollySys was limited. If the stock purchase agreement were not extended, there was a realistic possibility that Chardan would be unable to avoid dissolution, leaving its shareholders with only the liquidation value of their stock, rather than the potential for significant appreciation if the HollySys transaction were completed.

As a condition to the extension of the stock purchase agreement, the Gifted Time Stockholders insisted on the addition of 1,000,000 incentive shares in connection with the 2010 after-tax profit target. The justification for this, which the board accepted, was the increased uncertainty that HollySys would be able to accomplish its 2007 after-tax profits, principally as a result of the delay in the closing of the transaction beyond December 31, 2006, which was, at the date of the amendment, certain to occur. The board had always understood that among the uses of the $60 million that could be available upon the exercise of the outstanding warrants would be an expansion of the business during 2007. However, as the likely closing date moved later, the ability for that expansion to have the effect on financial results that had been anticipated became reduced. The addition of 1,000,000 shares for hitting the 2010 after-tax profit target was intended to compensate for this.

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The third amendment, which took the form of an amended and restated agreement, made further adjustments to the incentive shares, specifically, returning the incentive shares to be issued in the event the 2010 profit target was hit to 2 million and adding 3 million shares if an after-tax profit target of $71 million were achieved for fiscal 2011. This further adjustment was initially proposed by the Gifted Time Stockholders (and continued by Advance Pacific) based on their assessment (in which the Chardan board concurred) that there was a realistic possibility that the HollySys transaction would not close until near or even after June 30, 2007, calling into further question the ability of HollySys to hit the incentive targets for 2007. The Chardan board considered the further change to be appropriate in view of the fact that the holders of Gifted Time stock were not responsible for the delays and because the achievement of the 2011 target offered additional benefit for Chardan’s shareholders as well.

Stock Consignment Agreements, page 72

52.	Please revise to clarify in the beginning of this section that the legal title stays with the registered owner with the consignment agreements.

RESPONSE: The Company has revised the discussion as requested.

Protections Against the Loss of Consigned Assets, page 74

53.
We note your response to comment 39. Please revise your disclosure to indicate that the consignor is obligated to cause the transfer of the Beijing HollySys stock to Gifted Times Holdings so long as it is a permitted transfer and the transferee is acceptable under PRC law.

RESPONSE: The Company has revised the discussion as requested.

The Stock Purchase Agreement

Amendment, page 86

54.	Please revise to describe the amendments made to the stock purchase agreement since it was executed in February 2006.

RESPONSE: The Company has revised the discussion as requested.

HLS Systems International Page Twenty-six

Recent Significant Transactions, page 125

55.	Revise to clarify your reference to the “Company” throughout this section. Please use the actual company name or a shortened version of it to refer to the company.

RESPONSE: The Company has revised the reference to “Company” in this Section to use a shortened version of the company name.

56.
Please explain what is meant by the statement that, “Chardan and the Company reached consensus to amend the stock purchase agreement . . . to provide incentive for an additional year of operations following the closing.”

RESPONSE: The quoted statement was intended to indicate that while there was no legal obligation on the part of either party, after discussion of the reasoning for adding the additional year to the incentive share schedule, the parties reached agreement to do so, as discussed in the response to Comment 51.

57.	Please provide further information concerning the owner of Advance Pacific, Ka Wa Cheng, and his business experience. Explain how Advance Pacific became the buyer of Gifted Time.

RESPONSE: The Company has revised the prospectus as requested

58.
The prospectus on page 125 states that OSCAF sold all of its interests in Gifted Time to Advance Pacific in exchange for two unsecured promissory notes, one for $30 million and the other for $200 million. Please describe the terms of the notes.

RESPONSE: The Company has revised the prospectus as requested.

59.
The prospectus states that, “The valuation of $200 million was derived from the estimated value of 22.2 million shares of Chardan (which will be converted into shares of HLS upon closing of the redomestication transaction).” Please identify the source of the valuation and discuss the underlying analysis.

RESPONSE: There was no formal valuation conducted and the Company has revised the prospectus to eliminate the possibility for confusion.

60.	On page 126, the prospectus states that only the $200 million note remains outstanding. If this is the case, please add this information to the discussion on page 125.

HLS Systems International Page Twenty-seven

RESPONSE: The Company has revised the discussion as requested.

61.
In addition, please explain, if appropriate, that the promissory note of $30 million served only to mark the transfer of borrowed funds, through Advance Pacific, from Gifted Time to the individual shareholders of the BVI companies. Otherwise, please explain why two promissory notes were issued and what value the $30 million debt was meant to reflect. As a related matter, please explain the statement on page 125 that, “If a default occurs with respect to the $200 million note after then $30 million note has been paid, OSCAF will be entitled to retain the $30 million payment as additional interest”

RESPONSE: Rather than have one note for $230 million with provision for a partial payment of $30 million, the parties chose to have two notes. The parties expected that the $30 million note would be repaid before December 31, 2006 and concluded it would be simpler to document the repayment provisions in two separate notes. The Company has deleted the sentence noted on previous page 125.

62.
Please also clarify, if appropriate, that at present, only the $30 million promissory note issued by Advance Pacific to Gifted Time remains outstanding, the other $30 million note to OSCAF having been repaid.

RESPONSE: The Company has revised the prospectus as requested.

63.	On page 125, the prospectus goes on to state, with respect to the valuation of $200 million, that:

The closing price of Chardan’s stock on December 20, 2006 was $7.34, which was below the price of $9,01 per share needed to pay the debt in full. Other than its ownership of shares of the Company, [Advance Pacific] does not have any other material assets and Mr. Cheng did not provide any personal guarantee of payment of these two notes issued to OSCAF. In the event that [Advance Pacific! defaults on either of the notes, the shares of the company that were purchased by [Advance Pacific] will revert through OSCAF to the original shareholders (the seven BVI companies), and the notes would be cancelled.

See also Gifted Time Notes to Consolidated Financial Statements, page FII-32 (Advance Pacific expected to repay the promissory notes of $30 million and $200 million from the combination of a bridge loan of $30 million raised by the Company and the 22 million shares of HLS it would receive upon closing of the stock purchase transaction with Chardan). Please explain the meaning of these statements and transactions. As part of the discussion, please address the following:

HLS Systems International Page Twenty-eight

•	the relationship between the price of Chardan shares and the $200 million obligation of Advance Pacific;

•
why OSCAF sold Gifted Time to a holding company that paid no cash, had no material assets at the time of the sale and now has, as assets, only the shares of Gifted Time, which appear to be pledged as security for certain other obligations; and

•	how the shares of Gifted Time will “revert” if Advance Pacific defaults on its obligations and whether, in this event, Advance Pacific will continue to hold 77% of the outstanding common stock of HLS.

RESPONSE: There are several relationships between the price of Chardan shares and the $200 million obligation of Advance Pacific. As the amount of equity consideration to be paid for Gifted Time has been disclosed for some time, it would be reasonable to expect that the price of Chardan stock takes into account the impact of issuance of those shares. As a result, the then current market price of Chardan stock was a reflection of the approximate value of the stock being sold to Advance Pacific. In addition, as noted, since the only assets that Advance Pacific holds to meet its obligation under the $200 million in notes is the Gifted Time stock, the value that can be realized from that stock played a role in determining the price that Advance Pacific would be both willing and able to pay for Gifted Time when those obligations came due.

Chardan did not have any role in the decision to sell to a holding company with no assets other than the stock being acquired. Given the need of the Gifted Time shareholders who were initially parties to the stock purchase agreement to obtain the $30 million in cash consideration prior to the end of 2006 to meet obligations then due and the significant size of the transaction, it is likely that other potential buyers who could act in that time frame were relatively few and difficult to find.

The Company has revised the reversion language to convey that in the event that Advance Pacific defaults on its note obligations, the benefits of ownership associated with the Gifted Time stock will return initially to OSCAF (and through OSCAF to the BVI companies). Given that the maturity date for Advance Pacific’s note obligations is subsequent to the closing of the Chardan transaction, the asset held by Advance Pacific at that point will be stock of HLS. As a result, what will occur is not, strictly speaking, a reversion, since the asset that OSCAF transferred to Advance Pacific was not HLS stock, but the shares of Gifted Time Holdings and the resulting right to acquire HLS stock. As the foregoing necessarily implies, if ownership of the HLS stock by Advance Pacific is transferred back to OSCAF in the event Advance Pacific defaults, Advance Pacific will no longer be a 77% shareholder of HLS, but OSCAF will assume that position.

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64.	Please explain the purpose of the reorganization of the stock structure of Gifted Time.

RESPONSE: The stock structure was reorganized to give the bridge lenders the opportunity to acquire preferred stock. This was negotiated between the parties to that transaction and reflects the desire of the bridge lenders to have some control in the process leading to liquidity that would not otherwise be available to minority holders of common stock.

65.
The prospectus states that Gifted Time issued 1.3 million shares of its preferred stock to the fifteen outside investors that loaned $30 million to Gifted Time. Given the pledge of all of the Gifted Time common shares to support the guarantee of the loan, the loan appears to be significantly overcollateralized. Please discuss.

RESPONSE: The terms of the loan were negotiated between the parties. HLS acknowledges that the loan appears to be overcollateralized, but the Company is also aware of the difficulties the lenders may face in realizing value for their collateral.

66.
Please tell us the identities of the potential investors that were identified by Chardan Capital, as stated on page 126. Revise to identify the fifteen “outside investors” and state their respective relationships, if any, with (i) Chardan or any of its affiliates, directors and/or officers; and/or with (ii) Advance Pacific, (iii) the seven BVI companies; (iii) their respective owners; and/or (iv) any of the PRC operating companies. Please file as exhibits the promissory notes issued in connection with the loan, and the related loan agreements), if any, with Gifted Time; as well as copies of the guarantee(s) provided by Advance Pacific and any related agreement(s).

RESPONSE: The potential investors identified by Chardan Capital include a limited number of parties with whom Chardan Capital had previously dealt or whom Chardan Capital knew would likely be interested in participating in the bridge financing. The Company has revised the discussion to identify the 15 outside investors and describe their respective relationships with Chardan. We have been advised that were no prior relationships between any of these investors and Advance Pacific, the seven BVI companies (and their respective owners) and any of the PRC operating companies. The requested documents have been filed as exhibits.

67.
The information provided in the second paragraph on page 126 is confusing. Please explain, if appropriate, that Advance Pacific currently has two debts outstanding: a $200 million debt owed to OSCAF and a $30 million debt owed to Gifted Time. Further explain that the repayment of the $30 million debt will take place according to one of the three scenarios identified in the first part of the second paragraph.

HLS Systems International Page Thirty

RESPONSE: The Company has revised the prospectus as requested. To avoid confusion with respect to matters that are not relevant to the stockholders of Chardan (i.e., the timing and consequences of events of default if the transaction with Chardan does not take place), the Company has deleted portions of the previous discussion.

68.
In addition, please clarify the three scenarios. Specifically, explain what is meant by the statement at the end of (1) that, “If the stock purchase transaction occurs, all amounts are paid to [Gifted Time], and the obligation of repayment of the appropriate amount of principal and accrued interest will be discharged.” With respect to (2), please explain the statement that, “. . . the interest due on the note will be forgiven in the sane [sic] manner as if the stock purchase transaction with Chardan had closed;” and relate this statement back to (1). Finally, please explain why the entire principal sum remaining unpaid as of September 30, 2008, together with all accrued and unpaid interest, would become due and payable on that date if the stock purchase agreement with Chardan expires and the transaction has not closed before that date.

RESPONSE: The Company has revised the prospectus as requested. As discussed in the response to comment 68, the Company has deleted portions of the previous discussion dealing with matters that are not relevant to the Chardan stockholders (such as terms that are only applicable in the event the Chardan stock purchase transaction is terminated).

69.	As a related matter, please clarify the relationship between scenario (3) and the Tranche B Maturity Date, discussed in the first paragraph.

RESPONSE: This discussion has been deleted, since it dealt with situations that are relevant only if the Chardan stock purchase transaction does not take place.

70.
Assuming that the stock purchase agreement is carried out, it appears that the only means that Advance Pacific would have of repaying the $200 million debt to OSCAF would be from dividends, flowing generally from the PRC operating companies through Gifted Time and HLS to the shareholders of HLS, including Advance Pacific. Please confirm if appropriate. Given that Advance Pacific will control HLS, the parent of Gifted Time, please discuss the potential effects of the outstanding debt of Advance Pacific upon the minority interests in HLS (the Chardan shareholders that receive shares of HLS).

HLS Systems International Page Thirty-one

RESPONSE: The Company believes that Advance Pacific could also repay the loan through sale of some or all of the shares, with the proceeds being used to pay off the obligations, or by "refinancing" (borrowing with the shares as collateral and using the loan proceeds to pay the previous debt). Either source is likely to be more available following the closing of the stock purchase.

71.	Please add risk factors concerning the outstanding debt of Gifted Time and Advance Pacific, assuming that the stock purchase agreement is carried out.

RESPONSE: The Company has revised the prospectus as requested.

Additionally, since the Comment Letter did not address the financial statements, related sections, or the responses to the comments contained in the October 18, 2006 letter from the Staff, the Company has included the responses to comment 11 and comments 42-51 from the October 18, 2006 comment letter below (as revised to reflect updated financial information).

Selected Unaudited Pro Forma Combined Financial Information, page 33

11.	We note that Gifted Time declared dividends in 2006. Please revise your table to present pro forma dividends declared per share for the period ended June 30, 2006.

RESPONSE: The Company has revised the table as requested.

Results of Operations, page 128 General

42.
We reviewed your revised disclosure in response to our prior comment 88. Please revise your discussion of each component of cost of integrated contract revenues for each period presented to include the percentage of integrated contract revenue and related variances (i.e., labor costs were X% of integrated contract revenue in fiscal year 2006 versus Y% in 2005) along with a discussion of the causal factors for the change.

RESPONSE: The Company has revised the discussion under the heading “Cost of Revenues” as requested.

Unaudited Pro Forma Combined Financial Statements, page 131 General

43.	Please revise to include pro forma statements of income for the year ended December 31,2005 in accordance with Article 11 of Regulation S-X.

HLS Systems International Page Thirtty-two

RESPONSE: The Company has revised the pro forma statements of income as requested.

44.
We reviewed your pro forma income statement adjustments and it is unclear how adjustments Bl and C1 are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact. In addition, infrequent or nonrecurring items included in the underlying historical financial statements of the registrant or Gifted Time and that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting your conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e., clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

RESPONSE: Adjustments B1 and C1 have been combined. This net adjustment adjusts interest income to the estimated amount that would have been earned had the proposed transaction taken place on January 1. The Company believes that this adjustment meets the criteria under Article 11 of Regulation S-X because the adjustment is directly attributable to the transaction (the adjustment shows the reduction in interest income for amounts paid in connection with the transaction), factually supportable (the adjustment is calculated by reducing interest income using the effective interest rate of amounts earned over the period) and expected to have a continuing impact (the payment of the cash in the transaction means that the company will not have these funds available to earn interest in future periods).

Chardan North China Acquisition Corporation Financial Statements

General

45.
We note that you have amended your warrant and underwriter purchase option (UPO) agreements on August 24,2006, to include language indicating that in no event will the warrants or the UPO be net cash settled. Considering that the warrant and UPO agreements included in your initial public offering did not specify any circumstances under which net-cash settlement is permitted or required, and the warrant and UPO agreements did not specify how they would be settled in the event that the company is unable to deliver registered shares (or units with regard to the UPO), net cash settlement is assumed if the company is unable to deliver registered shares (or units with regard to the UPO). These conditions would lead to liability classification of the warrants and UPO under the provisions of EITF 00-19. Accordingly, please revise your financial statements to separately classify the warrants and UPO as liabilities and to subsequently adjust the warrants and UPO to fair value for all periods from the initial public offering date through the most recent reporting period.

HLS Systems International Page Thirty-three

RESPONSE: As reflected in the Form 8-K filed by Chardan on December 1, 2006, the Warrant Agreement and UPO have been amended to clarify that (1) the instruments would expire unexercised if a registration statement is not effective, and (2) in no event would Chardan be obligated to pay cash or other consideration or “net cash” settle its obligations. The Company has also added enhanced disclosure of this limitation and the risk of loss in the discussion of the securities of HLS that appears in the Prospectus. We believe, that with these changes and disclosures, the warrant and UPO need not be classified as liabilities.

Gifted Time Holdings Ltd. Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

General

46.
We reviewed your critical accounting policies, noting the use of the term “generally” in several instances to describe your policies. Policy disclosures should be specific and should avoid using ambiguous terms (such as, generally). In those instances where you have more than one policy, sufficient disclosure should be provided. Please revise here and in MD&A accordingly.

RESPONSE: The word “generally” has been deleted from the description of the accounting policies in the financial statements and in the “Management’s Discussion and Analysis” section, as there are no other accounting policies other than the policies that have been disclosed in the Registration Statement.

Accounts Receivable, Other Receivable and Concentration of Credit Risk. FII-11

47.
Please revise the statement that, “the interval of two billings under a contract is within one year and the last billing to be issued for a contract is at the end of the warranty period,” to clarify when the initial billing is completed consistent with your revenue recognition disclosure on FII-10. In this connection, clarify your disclosure to indicate when the amounts recorded as unbilled receivables will be billed for each period presented.

HLS Systems International Page Thirty-four

RESPONSE: The Company has revised the discussion under Note 2 of the financial statements and the corresponding discussion in the Registration Statement under the heading “Revenue Recognition” as requested.

The contracts won by HollySys include four milestones: (1) system manufacture; (2) delivery of the system; (3) installment, trial-run and customer acceptance and (4) expiration of the warranty period. The amount to be billed upon each agreed-upon milestone has been specified in the applicable contract. The first milestone means that the system has been manufactured. Some contracts also include a pre-payment. All contracts have the first milestone, i.e., system manufacture, but not all contracts include a pre-payment.

Among the four milestones, each interval of two contiguous billings under a contract is within one year, and the last billing will be made at the end of the warranty period under the contract. If a customer makes a pre-payment, the amount received will be recorded as deferred revenue. Deferred revenue will be recognized as revenue under the completion percentage method along with the progress of a contract. If there is no prepayment received, HollySys will recognize revenue through unbilled accounts receivable. When a specific milestone is reached, a specific amount in unbilled accounts receivable will be transferred to billed accounts receivable.

48.
We reviewed your response to our prior comment 95, noting that the disclosure of credit terms ranging from 90 to 120 days was an error, thus deleted. Please revise to include the credit terms of your billed receivables and your policy for determining past due or delinquency status in accordance with SOP 01-6. Also, disclose to us the length of your operating cycle in the context of Chapter 3(A) of ARB 43.

RESPONSE: HollySys issues invoices to its customers without specifying credit terms or interest charges for late payments by its customers. This is the prevailing practice in China. However, HollySys did review the status of its accounts receivable periodically and decided how much general allowance for doubtful accounts should be reversed based on its historical experience and how much specific allowance for doubtful accounts should be based on a case-by-case credit review. As a result, the relevant accounting policy for determining past due status was not clearly disclosed in the notes to the financial statements. HollySys has added the missing disclosure in accordance with SOP 01-6 in the summary of significant accounting policies. HollySys has consistently implemented the following accounting policy: 1) any credit losses have been deducted from the allowance for doubtful accounts in the period in which certain trade receivables are deemed uncollectible; and 2) recoveries of trade receivables previously written off have been have been recorded when received.

HLS Systems International Page Thirty-five

In accordance with the definition of operating cycle under Chapter 3(A) of ARB 43, the length of time intervening between acquisition of material or service entering this process and the final cash realization depends on the dollar amount of that particular contract. The integrated systems contracts related to nuclear power plant and city rail transportation usually has a large dollar contract amount, which require more than three years of time to complete. Small dollar amount contracts generally require more than one year of time to complete. Hence the completion percentage method is applied. Since HollySys is performing many contracts in the same period of time, the balance of billed accounts receivable has been composed of many billed amounts related to each contract under performance on which HollySys expects to collect within one year. Based on this situation, the average length of an operating cycle depends on the turnover time of accounts receivable, the turnover time of inventories, and the turnover time of accounts payable. HollySys estimates that the average operating cycle is approximately 185 days. HollySys has generally classified the balance of accounts receivable aging within one year as current assets and accounts receivable aging over one year as non-current trade receivables. HollySys noted that there were certain trade receivables aging older than one year, which could be classified as non-current trade receivables. A subjective determination is required to estimate how long it will take for these accounts receivable aging over one year to be collected. Management felt that classifying these accounts receivable aging over one year as long-term receivables would have caused more confusion. Therefore, HollySys had included all of the accounts receivable aging over one year under the current assets category.

49.
We reviewed your response to our prior comment 95, noting the inclusion of your aging in your response. In order to enhance an investor’s understanding, please revise your filing (here or in MD&A) to include an aging of your billed accounts receivable (consistent with the allowance buckets presented) for the balance sheet periods presented.

RESPONSE: The Company has revised the discussion in the MD&A as requested to include an aging of billed accounts receivable for the balance sheet periods presented.

Note 5 - Long-Term Investments. FII-19

50.
In response to our prior comment 96 requesting your agreement with Beijing TechEnergy, you provided a supplemental copy of the Articles of Association of China TechEnergy Co., Ltd. Please tell us about the relationship of these entities. If they are not the same entity, please provide us with your agreement with Beijing TechEnergy. Further, confirm that the agreements you have provided (i.e., the Shenzhen HollySys, HollySys Zhonghao, and Beijing TechEnergy agreements) are properly executed, as it appears they are not appropriately memorialized (i.e., not signed and dated). Please advise or provide the appropriate information as previously requested.

HLS Systems International Page Thirty-six

RESPONSE: The Company has been advised that China TechEnergy and Beijing TechEnergy are the same entity. The Company has confirmed that the agreements provided were property executed.

51.
We reviewed your response and supplemental information provided in response to our prior comment 96. We note your prior assertion that HollySys Zhonghao was not a variable interest entity under FIN 46(R) because of the limited liability structure of the entity (i.e., you will not absorb the expected losses of the entity) and the lack of any financial support agreements. Even though there may be not be agreements providing financial support to HollySys Zhonghao, tell us how you determined that the total equity investment at risk is sufficient to permit HollySys Zhonghao to finance its activities without additional financial support in connection with paragraph 5(a) of FIN 46(R). Also, considering the LLC structure and your limited exposure to losses, tell us how you do not lack the obligation to absorb the expected losses of the LLC, as discussed in paragraph 5(b)(2) of FIN 46(R). Finally, tell us which member of the LLC would absorb a majority of the expected returns of the LLC.

RESPONSE: HollySys believes that there are differences between the definition of an LLC under PRC law and U.S. Law.

For the Staff’s reference, under Article 3 of the Company Law of the People's Republic of China, an LLC is defined as follows:

“All limited liability companies and companies limited by shares are enterprise legal persons. In the case of a limited liability company, a shareholder is liable to the company to the extent of the amount of the shareholder's capital contribution. A limited liability company is liable for the debts of the company with all its assets. In the case of a company limited by shares, its entire capital is divided into shares of equal value and shareholders shall be liable to the company to the extent of the shares held by them.”

In contrast, the accepted website defined an LLC under U.S. law as follows: “The basic definition of an LLC is a business structure that is a hybrid of a partnership and a corporation. Its owners are shielded from personal liability and all profits and losses pass directly to the owners without taxation of the entity itself. By definition, an LLC offers its owners the advantage of limited personal liability (like a corporation) and a choice of how the business will be taxed, making it particularly popular with small businesses.”

HLS Systems International Page Thirty-seven

Firstly, HollySys Zhonghao was established under the PRC Company Law by Beijing HollySys and other individual investors. HollySys Zhonghao was set up to engage in providing integrated contract solutions to customers in the small sized fertilizer industry sector.

According to the Articles of Association of HollySys Zhonghao, which is being provided supplementally to the Staff, Beijing HollySys and the other individual shareholders did not enter into any additional contractual arrangements with any other parties to provide additional financial support to HollySys Zhonghao’s operations, between themselves and HollySys Zhonghao, which means that the total investments at inception of HollySys Zhonghao was adequate to finance the expected activities. This is the basis on which HollySys Zhonghao is determined not to be a Variable Interest Entity (“VIE”) by design.

Secondly, in 2002, the shareholders of the HollySys Zhonghao could not reach an agreement on how to further develop the company’s business operations; therefore they negotiated to reach a consensus on discontinuing further development of new business. Since then, HollySys Zhonghao has been in the status of winding down its business related to the integrated contracts won during fiscal 2002 and the prior fiscal years. HollySys Zhonghao finished the integrated contracts, collected accounts receivable and paid accounts payable and accrued liabilities. After that, HollySys Zhonghao has not accepted any new contracts and has not reported any operating loss during the winding down process up to June 30, 2006. During the winding down process, HollySys Zhonghao had been able to maintain its operations without any additional financial support from the investors of HollySys Zhonghao.

Below is the historical data for operations of HollySys Zhonghao.

In US dollars	2000	2001	2002	2003	2004	2005	2006
Total Assets	132,617	363,640	600,689	473,190	374,162	282,183	290,455
Total Equity	122,648	155,128	229,995	267,667	288,533	261,320	259,701
Percentage of Equity Against Assets	92%	43%	38%	55%	75%	89%	89%

Thirdly, according to the Shareholders Agreement of HollySys Zhonghao, which was provided supplementally to the Staff with Amendment No. 2, the minority shareholder of HollySys Zhonghao has substantive participating minority rights of selecting, terminating and setting compensation of management responsible for implementing corporate policies and procedures and the corporate actions of establish operating and capital decisions of HollySys Zhonghao in the ordinary course of business. Therefore, HollySys Zhonghao does not lack the characteristics of a controlling financial interest described in Paragraph 5b(1) and Paragraph 5c of FIN46(R).

HLS Systems International Page Thirty-eight

Fourthly, according to the Articles of Association of HollySys Zhonghao, any shareholder of HollySys Zhonghao does not lack the obligation to absorb the expected losses of HollySys Zhonghao or the right to receive the expected residual returns of HollySys Zhonghao. Both Beijing HollySys and other equity investors in HollySys Zhonghao are liable to absorb expected losses in proportion to their respective legal registered capital contribution, to the extent of their respective maximum legal registered capital contribution. In addition, all shareholders will receive the residual returns or absorb the expected loss within a limit of their legal registered capital contribution. Therefore, HollySys Zhonghao does not lack the characteristics of a controlling financial interest described in Paragraph 5b(2) of FIN46(R).

Fifthly, according to the Articles of Association of HollySys Zhonghao, none of the shareholders will receive expected residual returns of HollySys Zhonghao that exceed the amount they should receive in proportion to their respective legal registered capital contribution. In addition, the returns of HollySys Zhonghao are not capped by the entity's governing documents or arrangements with other variable interest holders or entities. Therefore, HollySys Zhonghao does not lack the characteristics of a controlling financial interest described in Paragraph 5b(3) of FIN46(R).

Based on the above considerations, HollySys Zhonghao is not a VIE.

Furthermore, HollySys respectfully directs the Staff to the pro forma Consolidated Financial Statements of Gifted Time Holdings with HollySys Zhonghao as set forth below. The pro forma Consolidated Financial Statements show that the consolidated financial position of Gifted Time Holdings would not be affected adversely by the financial position of HollySys Zhonghao.

HLS Systems International Page Thirty-nine

Year ended: 06/30/2006	HollySys Zhong Hao 06/30/2006	GTH 06/30/2006	Pro Forma Adjustments	Pro Forma Combined
	(Unaudited)			(Unaudited)

Cash and cash equivalents	2,442	10,979,248		10,981,690
Contract performance deposit in banks		2,551,098		2,551,098
Term deposit		562,901		562,901
Accounts Receivables	97,085	68,688,883		68,785,968
Allowance for doubtful accounts	(72,229)	(1,829,103)		(1,901,332)
Other Receivables	2,540	2,623,797		2,626,337
Amount due from related parties	219,019		(219,019)
Advances to Suppliers		5,477,334		5,477,334
Work in Progress for Outsider		245,036		245,036
Inventories		7,978,613		7,978,613
Less: stock provision		(392,807)		(392,807)
Prepayment		68,751		68,751
Prepaid consulting fee		4,691		4,691
Total Current Assets	248,857	96,958,442		96,988,280

Long-term investment		5,281,163	(198,420)	5,082,743
Fixed Assets	15,484	19,110,960		19,126,444
Minus: Accumulated Depreciation	(14,710)	(3,508,014)		(3,522,724)
CIP		2,181,608		2,181,608

Total Assets	249,631	120,024,159		119,856,351

Loan		9,631,864		9,631,864
Current portion of long-term loans		5,003,565		5,003,565
Accounts Payable	11,019	16,523,600		16,534,619
Amount due to related parties		239,883		39,883
Deferred revenue		9,526,769		9,526,769
Payroll accrual		616,311		616,311
Welfare Fund Payable	9,010	3,695,484		3,704,494

HLS Systems International Page Forty

Year ended: 06/30/2006	HollySys Zhong Hao 06/30/2006	GTH 06/30/2006	Pro Forma Adjustments	Pro Forma Combined
	(Unaudited)			(Unaudited)

Dividend payable		1,250,891		1,250,891
Income tax payable		518,293		518,293
Other tax payables	6,054	6,109,895		6,115,949
Others payable	879	3,953,885		3,954,764
Amount due to related parties		239,241	(219,019)	20,222
Warranty liabilities		1,430,736		1,430,736

Total Current Liability	26,962	59,740,417		59,548,360

Long term loan		5,629,011		5,629,011
Deferred income tax liability		291,949		291,949
Total Liability	26,962	65,661,377		65,469,320

Minority shareholders' equity		9,801,634	24,249	9,825,883
Paid-in Capital	122,010	11,952,105	(122,010)	11,952,105
Additional paid-in capital	20,050	48,558	(20,050)	48,558
Appropriated earnings		6,316,795		6,316,795
Retained Earnings	72,754	25,093,814	(72,754)	25,093,814
Translation Difference	7,855	1,149,876	(7,855)	1,149,876

Total shareholders' Equity	222,669	44,561,148		44,561,148

Total Liability and Equity	249,631	120,024,159		119,856,351

HLS Systems International Page Forty-one

We believe that this response addresses the comments raised by the Staff. As indicated above, we respectfully request that the Staff expedite its review of this filing since Chardan North China Acquisition Corporation needs to distribute the proxy statement/prospectus to its stockholders to permit them to vote on the proposed transaction and, if approved by the stockholders, to permit Chardan to complete the acquisition prior to the current liquidation date of August 10. If you have any questions or comments regarding this filing, please do not hesitate to contact me at (858) 677-1443.

Very truly yours,

DLA PIPER US LLP

Douglas J. Rein